DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of Leonardo DRS, Inc. does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation (as amended, the “Charter”), amended and restated bylaws (as amended, the “Bylaws”), the Commitment Letter and the Proxy Agreement (as described below), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law. Unless the context requires otherwise, all references to “we”, “us,” “our” “Company” and “DRS” in this section refer solely to Leonardo DRS, Inc. and not to our subsidiaries.
General
Under our Charter, our authorized capital stock consists of 350,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share. All outstanding shares of DRS common stock are duly authorized, validly issued, fully paid and non-assessable.
Common Stock
All shares of our common stock have identical rights and privileges. Holders of common stock are entitled:
•to cast one vote for each share held of record on all matters submitted to a vote of our stockholders;
•to receive, on a pro rata basis, dividends and distributions, if any, that our board of directors (our “Board”) may declare out of legally available funds, subject to preferences that may be applicable to preferred stock, if any, then outstanding; and
•upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities, subject to the prior rights, if any, of holders of any outstanding shares of preferred stock.
The holders of our common stock have no preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock is not subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.
Preferred Stock
Our Charter authorizes our Board, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock in one or more series, and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Because the Board has the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of DRS would be beneficial to the interests of our stockholders.

Authorized but Unissued Capital Stock
The Delaware General Corporation Law (“DGCL”) does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of the Nasdaq, which would apply so long as the common stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. In addition, under the Cooperation Agreement dated as of November 28, 2022, by and among Leonardo DRS, Inc., Leonardo - Società per azioni (“Leonardo S.p.A.”) and Leonardo US Holding, LLC (“US Holding”), the creation or issuance of any class or series of our capital stock (including designation of any preferred stock) or acquisition of any capital stock (including stock buy-backs, redemptions or other reductions of capital), or securities convertible into or exchangeable or exercisable for capital stock or equity-linked securities by us or any of our subsidiaries requires US Holding’s consent, subject to certain exceptions.
Registration Rights
On November 28, 2022, we entered into a registration rights agreement with Leonardo S.p.A. and US Holding (the “Registration Rights Agreement”). The Registration Rights Agreement, among other things, provides Leonardo S.p.A. and its affiliates with customary demand, shelf and piggy-back registration rights to facilitate a public offering from time to time of our common stock held by US Holding.
Annual Stockholders Meeting
Our Bylaws provide that annual stockholders meetings may be held at a date, time and place, if any, as exclusively selected by our Board. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Voting
The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our Charter, or under our Bylaws, a different vote is required, in which case such provision controls. Stockholders do not have the right to cumulate their votes for the election of directors.
Commitment Letter and Proxy Agreement
We have entered into a Proxy Agreement (the “Proxy Agreement”) with the individual proxy holders that are signatories thereto, US Holding, Leonardo S.p.A. and the U.S. Department of Defense (the “DoD”) and a Commitment Letter with US Holding, Leonardo S.p.A. and the Defense Counterintelligence and Security Agency (the “DCSA”) (the “Commitment Letter”). The Commitment Letter provides the parties’ commitment to comply with the requirements as set forth in the Proxy Agreement. The Commitment Letter allows DRS to operate as if the Proxy Agreement is already in effect.
The Commitment Letter requires the appointment of five proxy holders, who must be independent from prior affiliation with Leonardo S.p.A. and its subsidiaries (including US Holding and us) and maintain adequate security clearance, to vote the shares of our common stock owned directly or indirectly by Leonardo S.p.A. Proxy holders are appointed by US

Holding after consultation with Leonardo S.p.A. and approval by DCSA and serve for staggered three-year terms. The proxy holders may vote for or consent to certain specified matters only with the express written approval of US Holding and may vote for or consent to all other matters in their sole and absolute discretion. In particular, the proxy holders, in their capacity as directors, may only vote to declare or suspend dividends after prior consultation with US Holding so long as the Proxy Agreement with the DoD is in effect. The Commitment Letter contains a number of other provisions which are intended to restrict the ability of Leonardo S.p.A. to control our operations.
Board Designation Rights
Pursuant to the Commitment Letter, Leonardo S.p.A., US Holding, DCSA and the proxy holders have specified Board designation and/or approval and other rights. The Commitment Letter requires that our Board include the five proxy holders appointed by US Holding after consultation with Leonardo S.p.A. and approval by DCSA. The Commitment Letter also requires our Board to include four additional directors consisting of our chief executive officer and three additional candidates proposed by US Holding in reasonable consultation with the nominating and corporate governance committee, subject to approval of DCSA in certain circumstances.
Removal of Directors
Our Bylaws provide that, for so long as the Proxy Agreement is in effect, directors may be removed pursuant to the terms set forth in the Proxy Agreement. During their terms, proxy holders may only be removed (i) for acts in violation of the Proxy Agreement upon petition by US Holding to DCSA which may be granted or denied by DCSA in its sole discretion or (ii) for gross negligence or willful misconduct. The proxy holders may remove any non-proxy holder director from our Board by majority vote and after consultation with US Holding.
Anti-Takeover Effects of Our Charter and Bylaws
The provisions of our Charter and Bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including an attempt that might result in the receipt of a premium over the market price for the shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board, which could result in an improvement of their terms.
Authorized but Unissued Shares of Common Stock
Our shares of authorized and unissued common stock are available for future issuance without additional stockholder approval. While our authorized and unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our Board in opposing a hostile takeover bid.
Authorized but Unissued Shares of Preferred Stock
The Charter contains provisions that permit our Board to issue, without any further vote or action by the stockholders, up to 10,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquirer may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.
Special Meetings of Stockholders
Our Charter provides that a special meeting of stockholders may be called only by the chairman of our Board or chief executive officer or by a resolution adopted by a majority of our Board. Special meetings may also be called by our corporate secretary at the request of the holders of at least a majority of the outstanding shares of our common stock until the later of the termination of the Proxy Agreement and such date as Leonardo S.p.A. is no longer required under the International Financial Reporting Standards (the “IFRS”) to consolidate the financial statements of DRS with its financial results. Thereafter, stockholders will not be permitted to call a special meeting of stockholders.
Stockholders Advance Notice Procedure
Our Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The Bylaws provide that any stockholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our Company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or delayed by more than 60 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary not later than the later of (x) the close of business on the 90th day prior to the meeting or (y) the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.
No Stockholders Action by Written Consent
Our Charter provides that stockholders action may be taken only at an annual meeting or special meeting of stockholders, provided that, until the later of the termination of the Proxy Agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of DRS with its financial results, stockholders action may be taken by written consent in lieu of a meeting.
Amendments to Charter and Bylaws
Our Charter provides that our Charter may be amended by both the affirmative vote of a majority of our Board and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders; provided that, following the earlier of the termination of the Proxy Agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of DRS with its financial results, specified provisions of our Charter may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders, including, but not limited to, the provisions governing:
•liability and indemnification of directors;
•corporate opportunities;
•elimination of stockholders action by written consent;
•prohibition on the rights of stockholders to call a special meeting; and
•required approval of the holders of at least 66 2⁄3% of the outstanding shares of our common stock to amend our Bylaws and certain provisions of our Charter.
In addition, our Bylaws may be amended, altered or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of the Board, or by the affirmative vote of the holders of (x) until the earlier of the termination of the Proxy Agreement and such date as Leonardo S.p.A. is no longer required under IFRS to consolidate the financial statements of DRS with its financial results, at least a majority and (y) thereafter, at least 66 2⁄3%, of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.
These provisions make it more difficult for any person to remove or amend any provisions in our Charter and Bylaws that may have an anti-takeover effect.
Delaware Anti-Takeover Law
In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as mergers, sales and leases of assets, issuances of securities and similar transactions by the corporation or a subsidiary with an interested stockholder including a person or group who beneficially owns 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. Our Charter generally excepts Leonardo S.p.A. and its affiliates, including US Holding, and their direct and indirect transferees of our stock and any affiliate of any such transferee, from the definition of interested stockholder for purposes of Section 203 of the DGCL until the occurrence of a transaction in which Leonardo S.p.A. or its affiliates, including US Holding, cease to collectively, as applicable, beneficially own at least 15% of the voting power of our outstanding voting stock.
Limitations on Liability and Indemnification
Our Charter contains provisions relating to the liability of directors and officers. These provisions provide that a director or officer shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.
The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director or officer unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s or officer’s fiduciary duty. These provisions will not alter a director’s or officer’s liability under federal securities laws. The inclusion of this provision in our Charter may discourage or deter stockholders or management from bringing a lawsuit against directors or officers for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Our Charter and our Bylaws require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director or officer without the approval of DRS. Our Charter and our Bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.
Corporate Opportunities
Our Charter provides that we, on our behalf and on behalf of our subsidiaries, renounce any interest or expectancy in, or in being offered an opportunity to participate in, potential transactions, matters or business opportunities (each, a “corporate opportunity”) that are from time to time presented to Leonardo S.p.A. or any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries (other than us and our subsidiaries), with the exception of the proxy holders, even if the opportunity is one that we or our subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Neither Leonardo S.p.A. nor any of its officers, directors, employees, agents, stockholders, members, partners, affiliates or subsidiaries, with the exception of the proxy holders, will be liable to us or any of our subsidiaries for breach of any fiduciary or other duty by reason of the fact that such person pursues or acquires such corporate opportunity, directs such corporate opportunity to another person or fails to present such corporate opportunity, or information regarding such corporate opportunity, to us or our subsidiaries. To the fullest extent permitted by law, by becoming a stockholder in our company, stockholders will be deemed to have notice of and consented to this provision of our Charter.
Choice of Forum
Our Charter provides that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our Bylaws) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims arising under the Securities Act, the Exchange Act, or other federal securities laws for which there is exclusive federal or concurrent federal and state jurisdiction. Our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, unless we select or consent to the selection of an alternative forum, our Charter provides that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. To the fullest extent permitted by law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our Charter related to choice of forum.

Market Listing
Our common stock is listed on the Nasdaq under the symbol “DRS”.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC.